December 15, 2025

Raymond Fu
Chief Executive Officer
Kuber Resources Corp
1113, Lippo Centre Tower 2, 89 Queensway
Admiralty, Hong Kong

       Re: Kuber Resources Corp
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Form 10-Q for the Quarterly Period Ended September 30, 2025 File No. 000-26119
Dear Raymond Fu:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Consolidated Financial Statements
Note 2 - Summary of significant accounting policies
Segment Reporting, page F-11

1. Please revise to disclose the segment measure of profitability used by the CODM and how the CODM uses such measure in allocating resources and assessing performance.
       Note that for a single reportable segment entity we would generally expect that net income is the required measure. In addition, disclose the significant expense categories that are regularly provided to the CODM and included in the reported segment profit or loss, and any other segment items. Refer to ASC 280-10-50-22, 50-
       26A,50-26B and 50-29(f) (and the example in ASC 280-10-55-54(c)).
 December 15, 2025
Page 2
Note 14 - Concentrations, Risks, and Uncertainties
(c) Unissued VAT invoices, page F-18

2. Please revise to disclose your accounting policy for VAT and which financial statement line items are impacted by VAT. Also, you disclose that $3,452,729 of sales
       VAT invoices were unissued as of December 31, 2024. Please revise to clarify whether this represents the amount of sales that were not invoiced or the amount of sales for which VAT invoices were not issued. In this regard, it is unclear whether the
       VAT process impacts the amount of revenue recognized on the Consolidated Statement of Income. Lastly, you disclose that the VAT rules are imposed by local
       authorities on newly established companies. Please explain why you qualify as a newly established company.
General

3.     Please revise to provide the disclosures in the Division of Corporation
Finance   s
       Sample Letter to China-Based Companies issued by the Staff in December 2021. To the extent that the letter requests disclosure on the prospectus cover page or in the prospectus summary, please provide these disclosures in the forepart of your Form 10-
       K.
Form 10-Q for the Quarterly Period Ended September 30, 2025
Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets, page 5

4. Please revise to disclose what the "Advances to suppliers" line item represents.
Note 1 - Organization and Nature of Business, page 9

5.     We note your disclosure on page 23 that the Gongfa Materials (Guangdong)
New
       Materials Technology Co., Limited ("Gongfa") transaction was structured under a
       VIE framework, with common control established through the power and economic interests of Mr. Li Jiyong. Revise to disclose the terms of the contractual agreements that give the company power and economics over the VIE.
6.     Disclose qualitative information about involvement with the VIE, including the
       nature, purpose, size, and activities of the VIE. Also include a description of the recognized and unrecognized revenue-producing assets that are held by the VIE.
       These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce. Refer to ASC 810-10-50-5A.d.
7.     Disclose quantitative information for the VIE including revenue; net income;
       operating, investing, and financing cash flows; and the carrying amount
and
       classification of the VIE   s assets and liabilities, including
intercompany payables.
       Material related party transactions of the VIE should be presented separately. Refer to paragraphs 5A.d., 2AA.d., and 3.bb of ASC 810-10-50.
 December 15, 2025
Page 3
Note 11 - Acquisition of Business under Common Control, page 21

8. You disclose that the acquisition of Gongfa was accounted for as a business combination of entities under common control. Please describe, in detail, the relationship between and ownership in the entities involved in the transaction prior to and after the acquisition of Gongfa that supports the common control determination for accounting purposes. Refer to ASC 805-50-15-6. In addition, you disclose that
       "the transaction was structured under a VIE framework, with common control established through the power and economic interests of Mr. Li Jiyong." Please provide us with an analysis explaining which entities are VIEs and how you concluded that the acquisition of the VIE met the criteria for a common control transaction. Refer to the specific authoritative guidance you considered in your accounting for these transactions.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chen Chen at 202-551-7351 or Christine Dietz at 202-551-3408 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Timothy Lam